June 12, 2018

TSX: SAM

Starcore Arranges $3 Million Bond Offering

Vancouver, British Columbia –Starcore International Mines Ltd. (TSX:SAM) (“Starcore” or the “Company”) has arranged a private placement of secured bonds in the aggregate principal amount of CDN$3 million (the “Bonds”). The Bonds will bear interest at 8% per annum, payable on maturity, and will mature 24 months from the date of closing. There are also provisions for early repayment. The Bonds are secured by a charge on all of the Company’s assets.

Subject to acceptance by the Toronto Stock Exchange, bond holders will be granted warrants on a ratio of 1 warrant for every dollar subscribed for, each warrant entitling the bond holder to acquire one share of Starcore at a price of $0.20 for a period of three years from the date of closing.

The proceeds from the sale of the Bonds will be added to general working capital.

The Bonds will be sold pursuant to exemptions from the prospectus requirement of Canadian securities legislation and are subject to a statutory four month hold period. The Bonds are not and will not be listed on any market or exchange. The Bonds have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available.

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL MINES LTD.

Signed “Robert Eadie”
Robert Eadie, President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

EVAN EADIE
Investor Relations
Telephone: (604) 602-4935 ext. 230
Toll Free: 1-866-602-4935
Email: eeadie@starcore.com

The Toronto Stock Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.